Exhibit 6.1

COOPERATION AGREEMENT

This Cooperation Agreement (“Agreement”), effective as of the 22nd day of February, 2023 (“Effective Date”), is made by and between BOXABL INC., a Nevada corporation (“Boxabl”), and Elevate.Money, Inc., a Delaware corporation having as its address 4600 Campus Drive, Suite 201, Newport Beach, California 92660 (“Participant”). Boxabl and Participant may be referred to herein collectively as the “Parties” and individually as a “Party.”

WHEREAS, Boxabl is a growing manufacturer of foldable transportable building structures with the potential to revolutionize the housing industry, and currently markets a dwelling unit known as the “Casita”;

WHEREAS, Boxabl holds rights to the distinctive Boxabl trademark, which has become famous worldwide, signifies an eminent reputation in the affordable housing field, and embodies valuable goodwill;

WHEREAS, Participant is in the business of identifying, acquiring, and managing commercial real estate through real estate investment trusts (“REIT”) which are then made available for retail investor participation;

WHEREAS, Participant desires to form one or more REIT or other real estate investment vehicles (“Participant RE Entities”) that would raise funds and utilize those funds for the development of communities utilizing Boxabl’s Casitas, and Boxabl desires to facilitate the deployment of Boxabl Casita dwelling units by Participant and the marketing of Participant RE Entities incorporating those units.

NOW, THEREFORE, for good and valuable consideration, and intending to be legally bound hereby, the Parties covenant and agree as follows:

Section 1.                Definitions

1.1	“Acquisition Report” has the meaning set forth in Section 8.2.2 of this Agreement.

1.2	“Affiliate” means: (a) any entity or person that directly or indirectly controls at least fifty percent (50%) of the equity or voting stock of a Party; or (b) any entity fifty percent (50%) or more of whose equity or voting stock is owned or controlled by a Party; or (c) any entity of which at least fifty percent (50%) of the equity or voting stock is owned or controlled by the same person or entity owning or controlling at least fifty percent (50%) of a Party.

1.3	“Boxabl Indemnified Party” has the meaning set forth in Section 12.1 of this Agreement.

1.4	“Boxabl Unit” or more simply “Unit” means the foldable transportable building unit that Boxabl currently markets under the name “Casita.”

1.5	“Claim” has the meaning set forth in Section 12.2 of this Agreement.

1

1.6	“Development” has the meaning set forth in Section 2.1 of this Agreement.

1.7	“Development Financing” has the meaning set forth in Section 2.3 of this Agreement.

1.8	“Dispute” has the meaning set forth in Section 18.1 of this Agreement.

1.9	“Executive Officers” means the chief executive officer, the chief operating officer and the comptroller or other individual charged with overall responsibility for the financial operations of either Party or any legal entity formed in accordance with Section 2.2 (Legal Entities) of this Agreement.

1.10	“Financing Report” has the meaning set forth in Section 8.2.1 of this Agreement.

1.11	“Licensed Trademarks” means U.S. Trademark Registration No. 6,206,023, U.S. Trademark Registration No. 6,257,812, and the mark “Boxabl”, together with all formatives of such brands and marks (both with and without design elements) and other indicia of origin.

1.12	“Losses” has the meaning set forth in Section 12.2 of this Agreement.

1.13	“Net Selling Price” means the total monetary amounts and other consideration paid or payable to Participant for the sale of a Boxabl Product to a third party, subject to deduction of the following: (a) all sales taxes to be paid on the basis of the sales price; and (b) shipping costs. For avoidance of doubt, income taxes are not to be deducted in any manner in determining Net Selling Price.

1.14	“Participant Indemnified Party” has the meaning set forth in Section 12.2 of this Agreement.

1.15	“Pre-Order List” means the listing of persons interested in purchasing a Boxabl product maintained by Boxabl.

1.16	“Principal Owners” means any person or entity holding five percent (5%) or more of the ownership interest in Participant, either directly, indirectly or beneficially.

1.17	“REIT” has the meaning set forth in the third Whereas clause above.

1.18	“Required Insurance” has the meaning set forth in Section 13.1 of this Agreement. 1.19 “Resolution Period” has the meaning set forth in Section 18.1 of this Agreement. 1.20 “Term” has the meaning set forth in Section 15.1 of this Agreement.

Section 2.                Real Estate Venture

2.1	Development. Participant shall develop and market a community of Boxabl Units on the terms set forth in this agreement (the “Development”).

2

2.2	Legal Entities. Participant shall organize one or more Participant RE Entities in furtherance of the Development.

2.3	Financing. Financing of the Development shall be the responsibility of Participant. Financing for the Development shall be from investments from Participant and/or third parties (“Development Financing”). Subject to payment of the development financing royalty set forth in Section 7.2 below, and subject to Section 2.5 below, all investments shall be applied exclusively to furthering the Development.

2.4	Site Acquisition and Development. Participant shall purchase or lease one or more tracts of land for the Development, and shall be responsible for : (i) the design of the Development; (ii) obtaining all necessary governmental licenses and permits required or otherwise incidental to the design, construction and operation of the Development, and the placement of Units therein and the lease or sale of same; and (iii) all property and site work, utility development, Unit siting and deployment, roads, sidewalks, landscaping, common facilities, utility hook-ups and landscaping. A Development may include a tract of land already used and/or legally entitled to be used for housing purposes, including but not limited to existing mobile home parks and existing recreational vehicle parks.

2.5	Other Uses of Proceeds. Participant may use proceeds from the sale of Participant RE Entities shares to provide acquisition financing for end-users (occupants) of Boxabl Units. Additionally, to the extent the pace of the sale of Participant RE Entities shares exceeds the availability of Boxabl Units under this Agreement, the Participant RE Entities may make other investments including other real estate-related investments.

Section 3.                License Grants

3.1	Trademark License. Boxabl grants to Participant a non-exclusive license under the Licensed Trademarks solely to advertise, promote and market the Development; provided however, that all such advertisement, promotion and marketing shall be in accordance with the marketing plan provided in Section 4.3 below.

3.2	Pre-Order List License. Boxabl grants to Participant a non-exclusive license to use its Pre-Order List solely for the purpose of soliciting purchasers for Units within the Development, to the extent permitted by law.

3.3	No Participant Assignments or Sublicensing. All licenses and other rights granted Participant in this Agreement are personal and non-assignable. No license right granted Participant in this Agreement is sublicensable to any third party.

Section 4.                Advertising and Promotion

4.1	Participant Acknowledgments. Participant acknowledges that there is substantial goodwill and significant value associated with the Boxabl name, and that it is in the interests of Participant that the image of Boxabl be seen to be unique, and remain unique, among building manufacturers. Participant acknowledges that the presentation of a consistent image by Boxabl and all of its licensees, including by utilization of consistent Specifications, branding, signage, color schemes, business practices and policies will enhance the goodwill and value associated with the Boxabl name, as well as assist Boxabl and Participant in the growth of their businesses. Participant understands and agrees that the provisions of Sections 4.3-5.4 below will materially assist it in attaining these goals.

3

4.2	Participant’s Sales Efforts. Participant agrees to use its commercially reasonable best efforts to market, promote, distribute, solicit orders for, sell, lease and promote the Development.

4.3	Marketing Plan. Participant will develop, prepare and implement a marketing plan (“Marketing Plan”) for the Development at its expense, with the assistance and subject to the approval of Boxabl, which shall not be unreasonably withheld, conditioned or delayed. The marketing plan will include the design, scripting and layout of materials and content for such broadcast, print, online, social network, and out of home media channels as are mutually agreed to be appropriate.

4.4	Marketing Plan Implementation. Upon finalization and approval of the Marketing Plan, Participant shall be solely responsible for carrying out and diligently implementing the marketing plan, at its expense. All promotional media materials and content published, displayed, performed or distributed in carrying out the marketing plan shall be factually accurate, shall not be deceptive, misleading, immoral, scandalous or objectionable, and shall reflect positively on the image of Boxabl Products. All trademark usage of Licensed Trademarks in connection with such media materials and content shall be in accordance with Section 5 below.

Section 5.                Trademark Obligations

5.1	Trademark Use. Participant is obligated to use and agrees to use the Licensed Trademarks in connection with the offering for sale and sale of Units in the Development, in accordance with the Marketing Plan. All such uses shall be in accordance with the style standards that Boxabl may from time to time establish and communicate to Participant in writing. Participant shall not use any mark in connection with the marketing of Units other than the Licensed Marks, except as Boxabl may agree in writing, and then only in the manner specified by Boxabl. Participant shall not register nor attempt to register in any jurisdiction any trademark or service mark that includes any Licensed Trademark, or is the same as or confusingly similar to any of the Licensed Trademarks or which would reasonably be expected to result in dilution of any of the Licensed Trademarks.

5.2	No Disparagement. Participant shall not use or permit use of the Licensed Trademarks in any manner that tarnishes, degrades, disparages or reflects adversely on Boxabl or its business or reputation or that would be detrimental to the Licensed Trademarks or their associated goodwill.

5.3	Marking. All advertising and promotional materials used in connection with the marketing and promotion of the Boxabl Products shall use the Licensed Trademarks in accordance with the style standards that Boxabl may from time to time establish and communicate to Participant in writing. Participant shall include all notices of claims of trademark rights and registrations that are included in the style standards.

4

5.4	Boxabl’s Right to Inspect. To assure that Participant’s use of the Licensed Trademarks is consistent with this Agreement, Participant: (a) shall permit Boxabl or its duly authorized representatives, upon reasonable notice, to inspect and review all business locations, packaging, marketing, promotional and other materials of, and any and all uses of the Licensed Trademarks by Participant; (b) will furnish on Boxabl’s request representative samples of all advertising and promotional materials used in connection with the Licensed Trademarks; and (c) will make all changes to such materials that Boxabl may reasonably request to comply with Section 5.1 (Trademark Use) and Section 5.3 (Marking) above, or to otherwise preserve the validity of the Licensed Trademarks.

Section 6.                Unit Purchases

6.1	Right of First Refusal. Boxabl shall grant Participant a right of first refusal to purchase a minimum of ten percent (10%) of Boxabl’s production of Units. This right of first refusal shall expire as to each Unit with respect to which it is offered no later than five (5) business days after Boxabl first offers Participant the right to purchase the Unit in writing.

6.2	Purchase Terms. Boxabl shall sell each Unit to Participant at a price no greater than the customary price Boxabl sells such Units to third parties at the time of the sale. All purchases by Participant shall be subject to Participant agreeing to a separate Purchase Agreement providing the terms of the sale and the warranty terms.

Section 7.                Fees; Royalties

7.1	Initial Fee. As consideration for the rights granted in this Agreement, Participant shall pay Boxabl an Initial Fee of one hundred thousand dollars ($100,000) from the initial sale of shares in the Participant RE Entities.

7.2	Development Financing Royalty. As consideration for the rights granted in this Agreement, Participant shall pay Boxabl a development financing royalty equal to five percent (5%) of all gross revenues derived from the Development .

7.3	Acquisition Royalty. As consideration for the rights granted in this Agreement, Participant shall pay Boxabl an acquisition royalty equal to one percent (1%) of the gross purchase price of each Boxabl Unit within the Development sold by Participant to a third party. The obligations to pay acquisition royalties commences on the first sale of a Boxabl Unit within the Development by Participant and continues throughout the Term of this Agreement and following termination of this Agreement for every sale of a Boxabl Unit made by Participant during the Term of this Agreement.

5

7.4	Payment Due Dates

7.4.1	Initial Fee Payment Date. Participant shall pay the Initial Fee when the first $100,000 of shares are sold in the Participant RE Entities.

7.4.2	Development Financing Royalty Payment Dates. Participant shall pay the development financing royalties owing to Boxabl under Section 7.2 (Development Financing Royalties) no later than the tenth (10th) day after the end of each calendar month following the date on which gross revenues are earned by the Participant RE Entities.

7.4.3	Acquisition Royalty Payment Dates. Participant shall pay the acquisition royalties owing to Boxabl under Section 7.3 (Acquisition Royalty) no later than the tenth (10th) day after the end of each calendar month following the closing date of each Boxabl Unit within the Development sold by Participant to a third party.

7.4.4	Late Payments. Boxabl has the right to assess interest at the lower of: (a) one and one-half percent (1.5%) per month; or (b) the highest rate allowed by applicable law; for development financing royalties and/or acquisition royalties due but remaining unpaid after the tenth (10th) day after the end of the calendar month in which they are owed.

Section 8.                Record Keeping

8.1	Manner of Payment. Participant shall tender payments to Boxabl by wire transfer or otherwise as Boxabl directs in writing.

8.2	Reporting

8.2.1	Financing Reports. Participant will submit all development financing royalties payments with a financing report, identifying the gross revenues earned by the Participant RE Entities and the calculated financing royalty due (“Financing Report”).

8.2.2	Acquisition Reports. Participant will submit all acquisition royalty payments with an acquisition report, identifying separately for each sale: (i) the identification number assigned to the Boxabl Unit that is the subject of such sale; (ii) the purchaser; (iii) the total monetary amounts and other consideration paid or payable by the purchaser; (iv) any taxes and other deductions authorized under Section 1.13 above; (v) the calculated Net Selling Price; and (vi) the calculated acquisition royalty due (“Acquisition Report”).

8.2.3	Report Frequency. A Financing Report and an Acquisition Report shall be tendered by the tenth (10th) day after the end of each calendar month during the Term, and following termination of this Agreement for every sale of a Boxabl Unit made by Participant during the Term of this Agreement, unless Boxabl waives the reporting requirement in writing. If no acquisition royalty payments are due, then the Financing Report shall state “none”, and if no acquisition royalty payments are due, then the Acquisition Report shall state “none.”

6

8.3	Records. For a period of not less than six (6) years following the due dates of the financing royalty payments and the acquisition royalty payments, Participant shall keep such books and records as are sufficient to verify the correctness of all amounts payable, including without limitation inventory, sales and invoice records, general ledgers, financial statements and tax returns of Participant.

8.4	Audits. Boxabl shall have the right to appoint an independent certified public accounting firm reasonably acceptable to Participant to audit the records of Participant to verify all payments made under Section 7 of this Agreement. The records relevant to each such payment shall be open for audit for a period of six (6) years following the due dates of the financing royalty payments and the acquisition royalty payments. If a deficiency with regard to any amounts payable hereunder is established by such accounting firm, Participant shall pay the deficiency within thirty (30) days of receiving notice thereof along with applicable interest as described herein. Boxabl may exercise its right of audit no more frequently than once in any calendar year. Boxabl shall be solely responsible for paying the accounting firm’s bills for any such audit; provided that if the deficiencies in amounts payable for any calendar quarter are greater than five percent (5%), then Participant shall be solely responsible for paying the accounting firm’s bills.

Section 9.                Intellectual Property

9.1	Ownership. As between Boxabl and Participant, Boxabl owns and retains all right, title and interest in and to the Licensed Trademarks and the Pre-Order List. As between Boxabl and Participant, Participant’s use of the Licensed Trademarks inures solely to the benefit of Boxabl.

9.2	No Challenges. Insofar as permitted by applicable law, Participant shall not at any time challenge the validity or enforceability of any of the Licensed Trademarks in any administrative or judicial proceeding, and shall not aid or encourage others to do so. Any breach of this provision shall be deemed a Material Breach entitling Boxabl to terminate this Agreement.

Section 10.              Confidentiality.

10.1	Generally. The Parties acknowledge and agree that from time to time each Party may disclose Confidential Information to the other. Any and all such disclosures in furtherance of this Agreement will be deemed the Confidential Information of the disclosing Party and treated in accordance with this Section 10, unless the disclosing Party states otherwise in writing.

10.2	Treatment of Confidential Information. A receiving Party agrees that at all times and notwithstanding any termination of this Agreement it will hold in strict confidence and not disclose to any third party any Confidential Information from the disclosing Party, except as approved in writing by the disclosing Party, and will use such Confidential Information for no purpose other than to effect the purposes of this Agreement.

7

10.3	Required Safeguards. Each receiving Party agrees to take all reasonable safeguards to protect the secret and proprietary nature of Confidential Information obtained from the disclosing Party, and to prevent the unauthorized use, reproduction, disclosure or other dissemination thereof. The receiving Party will limit access to the Confidential Information of the disclosing Party to only those of the receiving Party’s officers, employees accountants and legal counsel having a need to know and who have signed confidentiality agreements containing, or who are otherwise legally bound by, confidentiality obligations at least as restrictive as those contained herein. The receiving Party will not reproduce the Confidential Information of the disclosing Party in any form except to effect the purposes of this Agreement. Any reproduction by a receiving Party of any Confidential Information of the disclosing Party will remain the property of the disclosing Party and will contain any and all confidential or proprietary notices or legends that appear on the original, unless otherwise authorized in writing by the disclosing Party.

10.4	Exceptions. The receiving Party will not have any obligations under this Agreement with respect to a specific portion of the Confidential Information of the disclosing Party if such receiving Party can demonstrate with competent evidence that such portion of Confidential Information:

(a)            was in the public domain at the time it was disclosed to the receiving Party;

(b)            entered the public domain subsequent to the time it was disclosed to the receiving Party, through no fault of the receiving Party; or

(c)            was in the receiving Party’s possession free of any obligation of confidence at the time it was disclosed to the receiving Party;

provided however, that Confidential Information will not be deemed to be generally available to the public or in a Party’s possession merely because it may be embraced by a more general disclosure, or may be derived from combinations of disclosures generally available to the public and/or in a Party’s possession.

10.5	Judicial Proceedings. Notwithstanding Section 10.2 above (Treatment of Confidential Information) and Section 10.3 above (Required Safeguards), the receiving Party may disclose certain Confidential Information of the disclosing Party, without violating the obligations of this Agreement, to the extent such disclosure is required:

(a)            by a valid order of a court or other governmental body having jurisdiction, provided that the receiving Party provides the disclosing Party with reasonable prior written notice of such disclosure and makes a reasonable effort to obtain, or to assist the disclosing Party in obtaining, a protective order preventing or limiting the disclosure and/or requiring that the Confidential Information so disclosed be used only for the purposes for which the law or regulation required, or for which the order was issued; or

(b)            in connection with any arbitral, judicial or other legal proceeding relating to an arbitration or judicial proceeding conducted pursuant to the terms of this Agreement, including any proceedings relating to acceptance and enforcement of any arbitration award.

8

10.6	Loss or Unauthorized Disclosure. The receiving Party will immediately notify the disclosing Party upon discovery of any loss, unauthorized disclosure or unauthorized use of the Confidential Information of the disclosing Party, and will use its best efforts to take appropriate remedial action (including by way of providing such assistance as the disclosing Party may reasonably request) directed to regaining possession of the Confidential Information and preventing its further unauthorized disclosure and/or use, and otherwise minimizing the harm to the disclosing Party. Acceptance of remedial action by the receiving Party will be without waiver of the disclosing Party’s rights under this Agreement or as otherwise accorded by law.

10.7	Return of Confidential Information. Except as provided in this Section 10.7, upon any request by the disclosing Party, the receiving Party will promptly deliver to the disclosing Party, or take all reasonable steps to destroy, all documents and electronically stored information which constitute or contain any Confidential Information of the disclosing Party, without retaining copies. Each Party agrees that, at the request of any Party from which it has received Confidential Information, it will certify in writing to such Party that the foregoing steps have been taken.

10.8	Irreparable Harm. Each Party acknowledges that its breach of the confidentiality provisions of this Agreement may cause irreparable damage to the disclosing Party and hereby agrees that the disclosing Party will be entitled to seek injunctive relief under this Agreement in a court of competent jurisdiction in Clark County, Nevada, as well as such further relief as may be granted by such court.

Section 11.              Product Warranties

11.1	Warranty Terms. Each sale by Participant of a Boxabl Unit to a purchaser shall be subject to a warranty, the terms of which shall be set forth in the Purchase Agreement between Boxabl and Participant.

11.2	Warranty Claims. Boxabl shall be solely responsible for addressing all claims of defects in material and workmanship raised in connection with a Boxabl Unit sold by Participant.

9

Section 12.              Indemnification.

12.1	Indemnification of Boxabl. During the Term and following for the period of all applicable statutes of limitation and subject to Section 14.4 below, Participant will release, defend, indemnify and hold Boxabl harmless, and will release, defend, indemnify and hold harmless Boxabl, its Affiliates, and the officers, directors, managers, employees, consultants, agents and representatives of any of them (each a “Boxabl Indemnified Party”), from any and all liabilities, liens, fines, penalties and payments (including settlement payments), any and all damages (including compensatory, direct, indirect, incidental, special, exemplary, punitive, or consequential), and any and all costs and expenses (including attorney fees, witness fees, court costs and litigation related expenses) (collectively “Losses”) arising from any claim, demand, suit, proceeding or action, whether asserted only, or instituted in any judicial or administrative proceeding (“Claim”), based upon: (a) any negligence, recklessness or misconduct, or any intentional, tortious or criminal conduct, by Participant, or to any of its officers, directors, managers, employees, consultants, agents and representatives; (b) any property loss, personal injury or death, or any other economic or other loss, by reason of any fault, deficiency, non-compliance with law or other matter relating to the Development, including without limitation (i) any site preparation for receiving the Units, such as but not limited to foundation preparation, utility line routing, well, town water, plumbing or septic field preparation, driveway construction, deck, steps, walkway, driveway installation, grading and landscaping; (ii) deployment of the Units, such as but not limited to movement and placement of the Units at their intended locations, and unfolding floors, walls and roofs; (iii) Participant finishing of the Units, such as but not limited to roof framing, roof decking and shingling, gutter installation, TPO roof installation or other weather sealing; and (iv) governmental permits and inspections required for the placement of the Units at their intended sites and for occupancy of the Units, but excluding any Claims solely based upon: (a) any breach or default by Boxabl of any warranty under the Purchase Agreement(s), and (b) any negligence, recklessness or misconduct, or any intentional, tortious or criminal conduct, by Boxabl, or to any of its officers, directors, managers, employees, consultants, agents and representatives.

12.2	Indemnification of Participant. During the Term and following for the period of all applicable statutes of limitation and subject to the limitation of liability under Section 14.4 below, Boxabl will release, defend, indemnify and hold Participant harmless, and will release, defend, indemnify and hold harmless Participant, its Affiliates, and the officers, directors, managers, employees, consultants, agents and representatives of any of them (each an “Participant Indemnified Party”), from any and all liabilities, liens, fines, penalties and payments (including settlement payments), any and all damages (including compensatory, direct, indirect, incidental, special, exemplary, punitive, or consequential), and any and all costs and expenses (including reasonable attorney fees, witness fees, court costs and litigation related expenses) (collectively “Losses”) directly arising from any Claim solely based upon: (a) any breach or default by Boxabl of any warranty under the applicable Purchase Agreement(s), and (b) any negligence, recklessness or misconduct, or any intentional, tortious or criminal conduct, by Boxabl, or to any of its officers, directors, managers, employees, consultants, agents and representatives.

12.3	Survival. The terms and provisions of this Section 12 shall survive the termination or expiration of this Agreement.

10

Section 13.              Insurance.

13.1	Required Insurance. Without limiting any other obligation or liability of Participant under this Agreement, commencing upon the Effective Date and continuing thereafter both during the Term and following termination at least for the period prior to expiration of all applicable statutes of limitation, procure and maintain liability insurance, underwritten by an insurance company with a Best’s rating of at least A (“Required Insurance”). The coverage of the Required Insurance shall be primary (irrespective of the existence or coverage of any other policy maintained by any insured or third party), contain a waiver of subrogation against additional insureds and provide the levels of protection specified below:

(a)            commercial general liability insurance, written on an occurrence form, including but not limited to premises-operations, products/completed operations, contractual liability, personal injury and advertising injury and liability assumed under an insured contract, with limits of at least one million US dollars (US$1,000,000) per occurrence and two million US dollars (US$2,000,000) general aggregate;

(b)            employer’s liability insurance, covering bodily injury and disease with minimum limits of one million US dollars (US$1,000,000) on a per person accident basis;

(c)            business automobile liability insurance, including coverage for owned, hired, and non-owned automobiles with a combined single limit including bodily injury and property damage of not less than one million US dollars (US$1,000,000) each accident; and

(d)            excess liability insurance, with a minimum limit of three million US dollars (US$3,000,000) per occurrence. This coverage should provide excess limits for the General Liability (Section 13.1(a) above), Employers Liability (Section 13.1(b) above) and Automobile Liability (Section 13.1(c) above),and follow form or be at least as broad in coverage.

13.2	Additional Insureds. The Required Insurance policy shall provide coverage protection for both Participant and Boxabl, and their respective Affiliates, and the directors, managers, officers, employees, representatives, agents and consultants of each of them, against any and all claims, demands, causes of action or damages, including attorney’s fees, arising out of this Agreement, including but not limited to those arising from the sale, distribution, use, or advertisement of the Boxabl Units under any Licensed Marks. The policy or policies for the Required Insurance shall not contain cross-claim, cross-suit, or other such exclusion clauses which would preclude additional insured parties from instituting causes of action against other insureds under the policy or which would otherwise limit coverage of additional insureds.

13.3	Notice of Cancellation, Replacement Insurance. The Required Insurance policy or policies shall contain an endorsement which requires that notice be given to Boxabl at least thirty (30) days prior to cancellation, termination, lapse, material modification, or expiration of the policy (language merely requiring the insurer to endeavor to provide notice is not sufficient). In the event Participant’s insurance is canceled and replacement insurance is not obtained prior to the effective date of such cancellation, Boxabl shall have the right, but not the obligation, to procure such coverage and charge the expenses incurred to Participant. Upon request and at any time, Participant shall promptly furnish a copy of the policy or policies for the Required Insurance to Boxabl.

11

Section 14.              Warranties; Disclaimers; Limitations of Liability

14.1	Boxabl Warranties. Boxabl represents and warrants that, as of the Effective Date: (i) Boxabl has all right, power and authority to enter into this Agreement; and (ii) Boxabl has all right, power and authority to grant the rights and licenses granted to Participant pursuant to this Agreement.

14.2	Participant Warranties. Participant represents and warrants that, as of the Effective Date: (i) Participant is duly organized, validly existing and in good standing in the jurisdiction in which it is organized; (ii) Participant has all right, power and authority to enter into this Agreement; (iii) Participant will be duly qualified and licensed to do business and sell Boxabl Units in satisfaction of all requirements of political entities having jurisdiction over the Development as of the date of the commencement of the Development; and (iv) Participant’s execution or performance of this Agreement will not violate or breach any contract, license agreement of other instrument as to which Participant or its Affiliates is a party, or violate any laws or regulations otherwise affecting Participant.

14.3	No Other Warranties. EXCEPT AS SPECIFICALLY WARRANTED ABOVE, NEITHER PARTY MAKES ANY WARRANTIES TO THE OTHER PARTY, EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, WARRANTIES OF MERCHANTABILITY, FITNESS FOR ANY PARTICULAR PURPOSE, ANY WARRANTY AS TO THE VALIDITY OR ENFORCEABILITY OF ANY TRADEMARKS, OR ANY WARRANTY THAT ANY PRODUCT OR METHOD DOES NOT INFRINGE THE INTELLECTUAL PROPERTY OF THIRD PARTIES. BOXABL DOES NOT WARRANT, AND EXPRESSLY DISCLAIMS ANY WARRANTY, THAT THE LICENSED TRADEMARKS CAN BE UTILIZED FREE FROM INFRINGEMENT OF THIRD PARTY INTELLECTUAL PROPERTY RIGHTS.

14.4	Limitation of Liability. NEITHER PARTY WILL BE LIABLE FOR ANY INCIDENTAL, SPECIAL, PUNITIVE, INDIRECT, EXEMPLARY OR CONSEQUENTIAL DAMAGES (INCLUDING LOSS OF BUSINESS, BUSINESS OPPORTUNITY, PROFITS, GOODWILL OR OTHER ECONOMIC LOSS) IN CONNECTION WITH, ARISING OUT OF, OR RELATING TO THIS AGREEMENT, WHETHER SUCH LIABILITY ARISES FROM ANY CLAIM BASED UPON CONTRACT, WARRANTY, TORT (INCLUDING NEGLIGENCE), PRODUCT LIABILITY OR OTHERWISE, AND WHETHER OR NOT A PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGE.

Section 15.              Term and Termination

15.1	Term. This Agreement shall commence on the Effective Date and shall continue thereafter, unless terminated as the Parties may mutually agree in writing or earlier terminated under Section 15.4 (“Term”).

12

15.2	Default and Termination. Any one or more of the following events shall constitute an event of default hereunder:

(a)            Participant’s failure to pay amounts when due under Section 7; or

(b)            Participant becoming insolvent or becoming the subject of any proceeding under any bankruptcy, insolvency or liquidation law; or

(c)            a Material Breach of this Agreement on the part of Participant.

15.3	Material Breaches. A Material Breach on the part of Participant shall include but is not limited to any of the following:

(a)            Participant’s failure to comply with any material aspect of the Marketing Plan; or

(b)            the participation by Participant or any of its Principal Owners or Executive Officers in any fraudulent or illegal activity, or any public conduct by any Principal Owners or Executive Officers reflecting negatively on the goodwill of the Boxabl name; or

(c)            the conviction of Participant of any of its Principal Owners or Executive Officers of any crime punishable by imprisonment; or

(d)            a finding of liability adverse to Participant or any of its Principal Owners or Executive Officers in an amount equal to or exceeding $100,000; or

(e)            Participant’s failure to pay any vendor in an amount greater than $5,000 when due without adequate excuse; or

(f)            any action proscribed by Section 9.2; or

(g)            any sales or resales by Participant of Boxabl Units other than as part of the Development.

15.4	Early Termination; Availability of Cure. Upon the occurrence of any event of default arising under Sections 15.2(a), or an event of default arising under Section 15.2(c) by virtue of a Material Breach under Section 15.3(a) or 15.3(e), Boxabl may deliver to Participant written notice of intent to terminate specifying in reasonable detail the nature of such default, whereupon this Agreement shall terminate thirty (30) days after the defaulting Party’s receipt of the notice, unless the event of default is cured within such period. Upon the occurrence of event of default arising under Sections 15.2(b), or an event of default arising under Section 15.2(c) by virtue of a Material Breach under any of Section 15.3 other than Section 15.3(a) or 15.3(e), Boxabl may deliver to Participant written notice of same, whereupon this Agreement shall terminate immediately upon Participant’s receipt of the notice without any right to cure. Any early termination under the provisions of this Section 15.4 are without prejudice to the rights accorded Boxabl for damages and other relief as provided by law.

15.5	Effects of Termination. Upon termination of this Agreement: (i) the license grants set forth in Article 2 shall terminate; (ii) Participant shall have no further right to utilize any Licensed Trademarks or any of the Pre-Order List, and shall terminate use of all Licensed Trademarks and the Pre-Order List; and (iii) any Purchase Agreements between Boxabl and Participant as to which payment has not been fully made by Participant shall be null and void, with Boxabl relieved of any obligation to deliver Units that are the subject of such Purchase Agreements, and with any deposits made by Participant subject to setoff and without waiver of any other rights to further damages recovery or other relief accorded Boxabl under law.

13

15.6	Survival. The following provisions will survive termination or expiration of this Agreement: Sections 1, 7.3, 7.4.2-7.4.4, 8.2.1-8.2.3, 8.3-8.4, 10, 12, 15.5, 16, 18, 19 and this Section 15.6.

Section 16.              Notice

16.1	All notices required or permitted to be given by any provision of this Agreement must be in writing and will be deemed to be given: (i) two (2) days after deposit with an overnight delivery service, delivery charges prepaid; (ii) upon the date that the notice was transmitted by electronic means, so long as duplicate notification is sent via (i); or (iii) when delivered by hand. Addresses for notices are as follows (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 10.1):

(a)            To Boxabl:

Name/Title:	Galiano Tiramani

Address:	Boxabl Inc.
5345 East North Belt Road
North Las Vegas, NV 89115 USA
Phone:
E-mail:	g@boxabl.com

(b)            To Participant:

Name/Title:	Harold Hofer, CEO

Address:	Elevate.Money, Inc.
4600 Campus Drive, Suite 201
Newport Beach, CA 92660
Phone:	(949) 275-2658
E-mail:	harold@elevate.money

Section 17.              Compliance with Laws

17.1	In carrying out this Agreement, Participant shall comply with all applicable laws of any country, state, province or locality in which it operates, or in which the Development is or will be located.

14

Section 18.              Dispute Resolution, Arbitration

18.1	Dispute Resolution. In the event of any dispute, claim, question or disagreement arising out of or relating to this Agreement (“Dispute”), or the obligations of the parties hereunder, the Parties shall use all reasonable efforts to settle such Dispute. To this effect, they shall consult and negotiate with each other, in good faith and, recognizing their mutual interests, attempting to reach a just and equitable solution to the Dispute within a resolution period of thirty (30) days from the matter in dispute being raised by a Party (“Resolution Period”). Notwithstanding any other provision of this Agreement, in the event of a dispute between the Parties, each party shall continue to comply with its obligations and exercise its rights under this Agreement until the dispute is resolved.

18.2	Arbitration. If the Parties cannot resolve the Dispute within the thirty (30) day period referred to in Section 18.1, then absent a mutually agreeable extension of time of the Resolution Period either Party may seek to resolve the Dispute through arbitration, which shall solely be held in Clark County, State of Nevada, and nowhere else. The arbitration shall be conducted in accordance with the rules set out in Exhibit C. Notwithstanding anything else contained in this Article 18, any Party at any time may apply to any court of competent jurisdiction in Clark County, State of Nevada for injunctive relief in the event of an alleged breach of this Agreement or otherwise to prevent irreparable harm.

Section 19.              Miscellaneous

19.1	Governing Law. This Agreement shall be construed in accordance with the laws of the State of Nevada.

19.2	Independent Contractor. Participant agrees that it is an independent contractor and be solely responsible for all actions conducted or performed by it in connection with the marketing of the Development. Neither Participant, nor any employee, agent, representative or other individual or entity acting on behalf of Participant, shall be deemed to be Boxabl’s servant, employee, agent, partner, or joint venturer. Participant further agrees that it has no right or authority to incur obligations of any kind in the name of or for the account of Boxabl or to commit or bind Boxabl to any contract or other obligation, and that all contracts entered into by Participant relating to the development or to the Boxabl Units shall be entered into by Participant as principal.

19.3	Entire Agreement. This Agreement constitutes the entire agreement between the Parties, and contains all of the agreements between the Parties with respect to the subject matter hereof. This Agreement supersedes any and all other prior agreements, either oral or in writing, among the Parties hereto with respect to the subject matter hereof. No change or modification of this Agreement shall be valid unless the same shall be in writing and signed by the Boxabl and Participant.

15

19.4	Assignability. Neither Party shall assign this Agreement or its rights or obligations hereunder without the prior written consent of the other Party; provided, however, that either Party may assign this Agreement in its entirety to an Affiliate without the written consent of the other Party. In addition, either Party (but in the case of Participant, subject to Boxabl’s prior written consent, such written consent not to be unreasonably withheld) may assign this Agreement to a successor in connection with the merger, consolidation, or sale of all or substantially all of its assets or equity or that portion of its business to which this Agreement relates, provided that such successor agrees to be bound in writing to all provisions of this Agreement. In connection with an authorized assignment as set forth in this Section 19.4, the assigning party shall promptly provide the non-assigning party with a copy of the executed assignment documentation. Assignments not permitted under this Section 19.4 or not consented to in writing by Boxabl where required shall be void.

19.5	Waiver. No waiver of any provision of this Agreement shall be valid unless in writing and signed by the Party against whom charged. The failure of either Party at any time to demand strict performance by the other of any provision set forth herein shall not be constructed as a continuing waiver or relinquishment thereof, and either Party may, at any time, demand strict and complete performance by the other of any such provision.

19.6	Severability. In the event that any provision of this Agreement is held to be partially or wholly invalid or unenforceable for any reason whatsoever, such holding shall not affect, alter, modify or impair in any manner whatsoever any of the other provisions of this Agreement, or the remaining portion of the provision held to be partially invalid or unenforceable.

19.7	Further Assurances. Participant agrees to perform all lawful acts and execute such instruments as Boxabl may reasonably request to confirm, evidence, maintain and protect Boxabl’s rights in and to the Licensed Trademarks and the Licensed Patents.

19.8	Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

19.9	Headings. The headings and sub-headings used in this Agreement are for convenience of reference only and are not to affect the interpretation of this Agreement.

[Signature Page follows]

16

IN WITNESS WHEREOF, the Parties hereto have duly executed this Cooperation Agreement as of the dates indicated below.

Boxabl:

BOXABL INC.

/s/ Galiano Tiramani
Name:	Galiano Tiramani
Title:	Director

Dated:	3/2/2023

ELEVATE.MONEY, INC.

/s/ Harold Hofer
Name:	Harold Hofer
Title:	CEO

Dated:	February 22, 2023

17